SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              HADRO RESOURCES, INC.
                                 --------------
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                          ----------------------------
                         (Title of Class of Securities)

                                   405007105
                                  ------------
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                   ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2001
              -----------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b)for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

-------------------

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------                      --------------------------
CUSIP No.   405007105                             Page 2  of 7    Pages
-------------------------                      --------------------------
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1       NAME OF REPORTING PERSON:       U. S. Oil and Gas Resources, Inc.
        S.S. OR I.R.S. IDENTIFICATION
        NO. OF ABOVE PERSON:                         N/A
-------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS                     Sale of Assets
-------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]

-------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        British Columbia, Canada
-------------------------------------------------------------------------
                        7      SOLE VOTING POWER
                               10,000,000 Shares of Common Stock
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY                0
          OWNED BY
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON              10,000,000 Shares of Common Stock
            WITH
                        -------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                                     0
-------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 Shares of Common Stock
-------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                    [ ]

-------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            42.10%
-------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                   Corporation
-------------------------------------------------------------------------

     This original Schedule 13D statement (the "Schedule") is filed on behalf of
U. S. Oil and Gas Resources, Inc., a corporation organized under the laws of British Columbia, Canada ("U.S. Oil & Gas") and its executive officers and directors, as the reporting persons hereunder, relative to the acquisition by U.S. Oil & Gas of certain shares of common stock of Hadro Resources, Inc. Neither U.S. Oil & Gas nor its executive officers or directors have made any previous filings on Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Hadro Resources, Inc. ("Hadro"). Hadro maintains its principal executive offices at 145 Tyee Road, Suite 1526, Point Roberts, Washington 98281.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by U.S. Oil & Gas Resources, Inc., a corporation organized under the laws of British Columbia, Canada. The principal business and office of U.S. Oil & Gas is 1055 Dunsmuir St., Vancouver, British Columbia V7X 1G4 Canada.

     Pursuant to General Instruction C of Schedule 13D, the executive officers and directors of U.S. Oil & Gas (collectively, the "Instruction C Persons") and the information specified in items (a) through (f) of Item 2 with respect to each Instruction C Person, are as follows:

--------------------------------------------------------------------------------
     Name                  Position with           Business Address
                           U. S. Oil & Gas
--------------------------------------------------------------------------------

Jurgen Anton               Director/President,     103-15325 17th Ave.
  Maximilian Wolf          Secretary               Surrey, B.C. Canada

Donald W. Harrison         Director                1513 Fairfield Beach Road
                                                   Fairfield, CT

Tawfik Ahmad               Director                208-168 Chadwick Ct.
  Al-Kusayer                                       North Vancouver, B. C. Canada

Casper Koch                Director                542-2155 W.44th Ave.
                                                   Vancouver, B. C. Canada

Jens Beitumpel             Director                591 Harrison Ave.
                                                   Coquitlam, B.C. Canada
--------------------------------------------------------------------------------

     U. S. Oil & Gas has the sole right to control the disposition of and vote the Hadro securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                               (Page 3 of 7 Pages)

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On August 29, 2001, a share purchase and sale agreement (the "Agreement") between Hadro and U.S. Oil & Gas was consummated resulting in the acquisition by Hadro from U.S. Oil & Gas of three registered operating subsidiaries of U. S. Oil & Gas as follows: Oakhill Energy Inc., Thor Energy Inc. and O.J. Oil & Gas Inc. In accordance with the terms of the Agreement, Hadro agreed to issue to U.S. Oil & Gas 10,000,000 shares of restricted common stock as consideration for the acquisition of the operating subsidiaries. The shares of common stock were issued by Hadro at approximately $0.33 per share for an aggregate consideration price of $3,300,000. Subsequent to the transaction, U.S. Oil & Gas is considered to be an "affiliate" of Hadro.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of acquisition by Hadro of three operating subsidiaries of U.S. Oil & Gas:

     (i) On August 29, 2001, pursuant to a private transaction not involving a public offering, Hadro issued 10,000,000 shares of restricted Common Stock to U.S. Oil & Gas at a price of $0.33 per share for an aggregate consideration of approximately $3,300,000. The 10,000,000 shares of Common Stock acquired by U.S. Oil & Gas are restricted securities. U.S. Oil & Gas executed a share purchase and sale agreement and subsequently acknowledged that the securities had not been registered under the Securities Act of 1933, as amended, that it understood the economic risk of an investment in the securities, and that it had the opportunity to ask questions of and receive answers from Hadro's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction. A finder's fee was incurred in connection with the sale and purchase of the securities in the approximate amount of $165,000.00. Hadro paid the finder's fee by issuing 500,000 shares of its restricted Common Stock at $0.33 per share.

                               (Page 4 of 7 Pages)

     Pursuant to the instructions for items (a) through (j) of Item 4, U. S. Oil & Gas has plans as follows:

     (a) As set forth in Item 3 of this Schedule, U.S. Oil & Gas has acquired 10,000,000 shares of common stock of Hadro. U. S. Oil & Gas may consider the acquisition of additional securities of Hadro, but has no present plans or proposals to do so.

     (b) U. S. Oil & Gas has no present plans or proposals to cause a merger or effect a liquidation or reorganization of Hadro or to enter into extraordinary corporate transactions.

     (c) U. S. Oil & Gas has no present plans or proposals to cause a sale or transfer of a material amount of assets of Hadro.

     (d) U. S. Oil & Gas plans to exercise the voting rights associated with ownership of shares of common stock of Hadro.

     (e) U. S. Oil & Gas has no present plans or proposals to cause a material change in the capitalization of Hadro.

     (f) U. S. Oil & Gas has no present plans or proposals to make any other material change to the business or corporate structure of Hadro.

     (g) U. S. Oil & Gas has no present plans or proposals to change Hadro's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Hadro by any person.

     (h) U. S. Oil & Gas has no present plans or proposals to cause Hadro's common stock from not being quoted on the OTC Bulletin Board.

     (i) U. S. Oil & Gas has no present plans or proposal relating to a class of securities of Hadro becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) U. S. Oil & Gas does not have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

                               (Page 5 of 7 Pages)

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a) As of the close of business on August 29, 2001, U. S. Oil & Gas beneficially owned 10,000,000 shares (or approximately 42.10% of the outstanding shares) of Hadro's common stock as follows:

                Holder                                Number of Shares
                ------                                ----------------

                U. S. Oil & Gas                          10,000,000

                Total                                    10,000,000

        (b) No Instruction C Person owns any other common or preferred shares of Hadro. U. S. Oil & Gas has sole power to vote or to direct the voting of the 10,000,000 common shares of Hadro held of record.

        (c) As of August 29, 2001, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Hadro equity securities, other than the acquisitions by U. S. Oil & Gas disclosed above, have been engaged in by U. S. Oil & Gas, or by any associates of said party, nor does the said party have any right to acquire such securities.

        (d) To the best knowledge and belief of the undersigned, no person other than U. S. Oil & Gas has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships among the persons named in Item 2 exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        (a)     Share Purchase and Sale Agreement among Hadro Resources, Inc.,
                U. S. Oil and Gas Resources, Inc., Oakhills Energy, Inc., Thor Energy Inc. and O.J. Oil and Gas Inc. dated May 31, 2001.

                               (Page 6 of 7 Pages)

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: December 5, 2001                      U.S. OIL AND GAS RESOURCES INC.


                                            By: /s/ Jurgen A. M. Wolf
                                            --------------------------------
                                            Jurgen A. M. Wolf





                               (Page 7 of 7 Pages)